Exhibit 99.15

American Rebel (NASDAQ: AREB) Announces Fully Resolved Bank of America (“BofA”) Default, Eliminates Risk, and Secures Long-Term Financing Flexibility with Streeterville Capital LLC

Recently executed corporate actions and transactions including full payment to Bank of America have eliminated legal risk and strengthened the balance sheet.

American Rebel builds on strategic relationship with Streeterville Capital — completing multiple transactions since June 2025, including the purchase of $2 million in Damon Inc. notes – Damon Inc. is redefining the electric motorcycle space with a dual focus on hardware innovation and AI-driven rider intelligence , positioning itself as a standout in the $40B+ global two-wheeler market

Nashville, TN, Sept. 26, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), America’s Patriotic Brand American Rebel, today announced a decisive milestone in its financial strategy: the Company has fully resolved its default with Bank of America (“BofA”), eliminated foreclosure risk related to Champion Safe Co., released collateral tied up in prior credit facilities, and consolidated its financing under a new long-term agreement with Streeterville Capital, LLC. (“Streeterville”).

Bank of America – Confirmation of Judgement Resolution

On September 25, 2025, the company received formal notification from Bank of America confirming the Satisfaction of Judgment, as expected. This acknowledgment marks the resolution of the matter and reflects the successful closure of all related obligations.

Key Highlights of the Transaction with Streeterville regarding BofA Resolution

Filing Reference: 8K – American Rebel Holdings, Inc., September 12, 2025

●	Default Resolved, Litigation Closed – American Rebel has fully repaid its outstanding line of credit with Bank of America, curing the default and closing all related litigation.

●	Foreclosure Risk Eliminated – The settlement removes foreclosure threats against Champion Safe Co. and other subsidiaries, protecting the Company’s most valuable assets.

●	Collateral Freed – Assets previously encumbered under Bank of America are cancelled per the satisfaction of the Bank of America obligation.

○	Note : On August 15, 2025 the Company announced previously via 8K announcing a Settlement and Exchange Agreement with Agile Capital Funding, LLC that removed the junior lien on Champion Safe Co. Pursuant to the Securities Exchange Agreement, AREB and Agile exchanged all amounts due pursuant to the Loan Agreement for 414,500 shares of the Company’s common stock, valued at $1.25 per share , and a three-year pre-funded warrant to purchase 699,680 shares of the Company’s common stock at $0.01 per share, valued at $1.24 per share.

●	Restructured Financing in Place – The Company consolidated its debt under a restructured facility with Streeterville Capital, including a seven-year convertible exchange note with equity settlement features and new warrants .

American Rebel - Stronger Balance Sheet, Greater Flexibility

This restructuring removes near-term risks while positioning American Rebel for future growth.

●	The original June 2025 note, amended September 2025, now reflects a principal balance of approximately $6.58 million and matures in June 2027 .

●	A new $1.3 million Convertible Exchange Note was issued, carrying a seven-year term (2032) and optional equity conversion features.

●	All interest has been prepaid. There are no annual cash interest obligations. The only future scheduled cash requirements are the 2027 and 2032 maturities , unless the Company elects to refinance or convert.

Andy Ross, CEO of American Rebel Holdings, commented on the Strategic Impact:

“This is a major victory for American Rebel—and a defining moment in our mission to build America’s next great success story. We’ve eliminated the legal and foreclosure risk tied to Bank of America, strengthened our relationship with Streeterville, and protected Champion Safe Co. along with our core subsidiaries. We’ve consolidated our debt under a long-term, flexible structure that preserves our operational freedom and safeguards shareholder value.

With the burden of interest payments lifted, we’re now free to deploy resources toward scaling our patriotic portfolio—from safes and concealed carry gear to American Rebel Beer, smokeless alternatives, and any product worthy of our name. This isn’t just restructuring—it’s daily execution by our executive team that is positioning American Rebel for long term success. We are America’s Patriotic Brand, and we’re just getting started.”

Looking Ahead

●	Operational Freedom – Freed assets give American Rebel more room to expand distribution, add new products, and grow its consumer platform.

●	Balance Sheet Stability – Resolution of litigation and release of liens strengthen the Company’s financial foundation.

●	Shareholder Alignment – With the elimination of the Bank of America short-term debt pressure, the Company is better positioned to create shareholder value and pursue long-term strategies.

●	Investor Confidence – Resolving this legacy issue removes a cloud over the Company, reinforcing American Rebel’s growth story across multiple categories.

Damon Inc., American Rebel $2M Strategic Note Purchase Agreement with Streeterville Capital. Damon Motorcycles

On August 22, 2025, American Rebel Holdings, Inc. executed a Note Purchase Agreement (NPA) with Streeterville Capital, LLC, acquiring a $2,000,000 interest in a secured promissory note issued by Damon, Inc., a publicly traded Canadian company. In exchange, American Rebel issued 2,000 shares of newly authorized Series E Preferred Stock.

Filing Reference: Damon Inc. - $2M Note Purchase 8K

This transaction marked the latest in a series of strategic moves since June 2025, aimed at strengthening American Rebel’s balance sheet, expanding its asset base, and enhancing shareholder equity. The Damon Note is backed by collateral, and American Rebel now shares pari passu rights with Streeterville, including pro rata access to any proceeds or enforcement actions.

Importantly, this structure allows American Rebel to participate in secured creditor rights while maintaining operational flexibility. All enforcement decisions will be coordinated with Streeterville, ensuring disciplined and unified creditor strategy.

This transaction reflected American Rebel’s continued commitment to capital discipline, asset-backed positioning, and shareholder value creation.

Summary: Damon Inc. – A Convergence of Electric Mobility and AI Intelligence

Damon Inc. is redefining the electric motorcycle space with a dual focus on hardware innovation and AI-driven rider intelligence , positioning itself as a standout in the $40B+ global two-wheeler market.

Flagship Motorcycle Platforms

●	HyperSport & HyperFighter Models

Damon’s all-electric motorcycles feature:

○	Advanced rider-assistance systems (ARAS)

○	Customizable riding positions

○	Fast-charging capabilities

○	Real-time environmental awareness using onboard sensors and data analytics

These bikes aren’t just fast—they’re smart, adaptive, and engineered for safety and performance.

Proprietary AI Platform – Damon™ I/O

●	Damon’s I/O Platform is a proprietary AI and machine learning system that:

○	Analyzes rider behavior and environmental conditions in real time

○	Enables adaptive performance tuning and predictive safety alerts

○	Powers data monetization and connected services across Damon’s ecosystem

This platform is the backbone of Damon’s long-term strategy to evolve from a hardware manufacturer into a mobility intelligence company , with potential revenue streams in data services, engineering licensing, and OEM partnerships .

Damon Inc. Strategic Positioning

●	Asset-Light Manufacturing Model

Damon is shifting toward a capital-efficient model, focusing on IP, platform development, and strategic partnerships rather than heavy infrastructure.

●	Global Reach & Regulatory Compliance

As a foreign private issuer registered with the SEC and trading on the OTCID market, Damon maintains transparency and access to U.S. capital markets.

Why It Matters to American Rebel Shareholders

For American Rebel Shareholders, Damon offers exposure to:

●	The electrification of personal mobility

●	The intersection of AI and transportation

●	A scalable IP portfolio with licensing potential

●	A brand with premium positioning and growing consumer awareness

Damon isn’t just building motorcycles—it’s building the future of intelligent mobility.

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel Holdings, Inc. (NASDAQ: AREB) operates as America’s Patriotic Brand . The Company designs, manufactures, and markets premium safes, personal security products, lifestyle apparel, and consumer products including American Rebel Beer . Its wholly owned subsidiary, Champion Safe Company, is a leading manufacturer of premium safes built with 100% American steel. For more information, visit www.americanrebel.com.

American Rebel - America’s Patriotic Brand ( www.americanrebel.com ) began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the launch of American Rebel Light Beer, the company has entered the beverage market to overwhelming success.

Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

About Champion Safe Company

Champion Safe Co. has been at the forefront of safe manufacturing for over 25 years, providing high-quality safes engineered for ultimate security and fire protection . Built entirely with 100% American-made, high-strength steel , Champion Safes feature full double steel doors, robust lock and bolt work and are backed by a lifetime warranty — with no China-built imports. Learn more at championsafe.com

About American Rebel Light Beer

Based in Nashville, TN. American Rebel Light Beer is more than just a beer – it’s a celebration of freedom, passion, and quality. Brewed with care and precision, our light beer delivers a refreshing taste that’s perfect for every occasion. Since its launch in September 2024, American Rebel Light Beer has rolled out in Tennessee, Connecticut, Kansas, Kentucky, Ohio, Iowa, Missouri, North Carolina, Florida, Indiana, Virginia, Mississippi and now, Minnesota.

For more information about the launch events and the availability of American Rebel Beer, please visit American Rebel Beer or follow us on social media platforms @AmericanRebelBeer.

Rebel Light is a Premium Domestic Light Lager Beer – all-natural, crisp, clean and bold with a lighter feel. At approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, it delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s brewed without added supplements and doesn’t contain corn, rice, or other sweeteners typically found in mass-produced beers.

Media Inquiries

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Monica@NewtoTheStreet.com

Matt Sheldon

Matt@Precisionpr.co

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American Rebel Holdings, Inc. Investor Relations

ir@americanrebel.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB) (the “Company,” “American Rebel,” “we,” “our,” or “us”) desires to take advantage of the safe harbor provisions of this legislation and is including this cautionary statement in connection with such safe harbor. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect,” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements primarily on our current expectations and projections about future events, financial trends, and business prospects that we believe may affect our financial condition, results of operations, business strategy, and financial needs.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to:

●	Our ability to successfully execute and realize the anticipated benefits of the Bank of America default resolution and our restructured financing with Streeterville Capital.

●	Risks related to our investment in Damon Inc., including the performance of Damon’s business, its ability to execute its business model, market acceptance of its products, and its long-term success in the electric mobility sector.

●	The possibility that American Rebel shareholders may not realize direct or indirect benefits from the Company’s $2M secured note investment in Damon Inc.

●	The risk that, although our debt maturities have been extended, we may not have access to sufficient capital at the time of maturity to repay our obligations in cash.

●	Uncertainty regarding the continued success of Champion Safe Co. or other subsidiaries.

●	Risks that additional licensing, product expansion, or consumer acceptance may not occur as planned or may not occur at all.

●	The risk that investors or the market may not view the resolution of the Bank of America default, the Damon Inc. investment, or our broader financing strategy as positively as anticipated.

●	Our continued compliance with NASDAQ listing requirements. The Company has a hearing with NASDAQ scheduled for September 30, 2025. The outcome of the hearing is subject to the Panel’s discretion and timing, and there can be no assurance that the Panel will grant our request for continued listing or any extension period, that we will regain compliance within any extension period, or that we will otherwise maintain the listing of our common stock on The Nasdaq Capital Market.

●	General market conditions and our ability to successfully implement corporate actions and strategic alternatives.

●	Benefits of our continued sponsorship of high-profile events, success and availability of promotional activities, and our ability to effectively execute our business plan.

●	The Risk Factors contained within our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2024, and our Quarterly Report on Form 10-Q for the six months ended June 30, 2025.

Furthermore, some of our transactions include payment obligations at maturity, and in the event of uncured defaults, ownership of assets or interests could revert to prior owners or counterparties. These risks may affect the Company’s ability to realize the anticipated strategic and financial benefits of such transactions.

Any forward-looking statement made by us herein speaks only as of the date of this press release. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as may be required by law.